UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00794-71-04

(CUSIP Number)

H.I.G. AERT, LLC

H.I.G. Capital Partners IV, L.P.

Bayside Opportunity Fund, L.P.

H.I.G. Advisors IV, LLC

Bayside Opportunity Advisors, LLC

H.I.G.- GPII, Inc.

Sami W. Mnaymneh

Anthony A. Tamer

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

Attention: Richard H. Siegel, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00794-71-04

1.	Name of reporting person H.I.G. AERT, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO(1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 358,220,855 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 358,220,855 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 358,220,855 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 82.8% (3)
14.	Type of reporting person (see instructions) OO

(1)	288,945,208 of the shares of Class A Common Stock, par value $0.01 per share (“Common Stock”), reported in this filing were issued to H.I.G. AERT, LLC (“H.I.G. AERT”) on March 18, 2011 by Advanced Environmental Recycling Technologies, Inc. (the “Issuer”) pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT. 69,275,647 of the shares of Common Stock reported in this filing are issuable to H.I.G. AERT upon conversion of $5,195,674 dividends accrued on shares of Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”). No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2)	The aggregate amount of shares of the Issuer’s Common Stock beneficially owned by H.I.G. AERT is comprised of the following: (i) 15,289,890 shares of the Issuer’s Common Stock issued to H.I.G. AERT, pursuant to that certain Series D Preferred Stock Exchange Agreement, dated as of March 18, 2011, by and between the Issuer and H.I.G. AERT (the “Series D Exchange Agreement”), in exchange for the transfer to and cancellation by the Issuer of an aggregate of 315,273.4 shares of Series D Preferred Stock and the surrender to and cancellation by the Issuer of warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT; (ii) 20,524.149 shares of Series E Preferred Stock, currently convertible into 273,655,318 shares of the Issuer’s Common Stock, that were issued to H.I.G. AERT in exchange for an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT, pursuant to that certain Securities Exchange Agreement, dated as of March 18, 2011, by and between the Issuer and H.I.G. AERT (the “Series E Exchange Agreement”), and (iii) 69,275,647 shares of Common Stock that are issuable to H.I.G. AERT upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The 15,289,890 shares of Common Stock and the 20,524.149 shares of Series E Preferred Stock are held directly by H.I.G. AERT. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

(3)	Percentage of class is calculated based on an aggregate of 89,631,162 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2014, based on information provided by the Issuer to the Reporting Persons, 273,655,318 shares of Common Stock of the Issuer currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement, and 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	Name of reporting person H.I.G. Capital Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 358,220,855 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 358,220,855 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 358,220,855 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 82.8% (3)
14.	Type of reporting person (see instructions) PN

(1)	288,945,208 of the shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT. 69,275,647 of the shares of Common Stock reported in this filing are issuable to H.I.G. AERT upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2)	H.I.G. Capital Partners IV, L.P. holds directly 56.8% of the equity interests of H.I.G. AERT and may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock, the 273,655,318 shares of Common Stock currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT, and the 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by H.I.G. Capital Partners IV, L.P. that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by H.I.G. Capital Partners IV, L.P., except to the extent of its pecuniary interest in the shares of Common Stock.

(3)	Percentage of class is calculated based on an aggregate of 89,631,162 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2014, based on information provided by the Issuer to the Reporting Persons, 273,655,318 shares of Common Stock of the Issuer currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement, and 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	Name of reporting person Bayside Opportunity Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO(1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 358,220,855 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 358,220,855 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 358,220,855 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 82.8% (3)
14.	Type of reporting person (see instructions) PN

(1)	288,945,208 of the shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT. 69,275,647 of the shares of Common Stock reported in this filing are issuable to H.I.G. AERT upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2)	Bayside Opportunity Fund, L.P. holds directly 29.9% of the equity interests of H.I.G. AERT and may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock, the 273,655,318 shares of Common Stock currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT, and the 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Bayside Opportunity Fund, L.P. that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed by Bayside Opportunity Fund, L.P., except to the extent of its pecuniary interest in the shares of Common Stock.

(3)	Percentage of class is calculated based on an aggregate of 89,631,162 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2014, based on information provided by the Issuer to the Reporting Persons, 273,655,318 shares of Common Stock of the Issuer currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement, and 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	Name of reporting person H.I.G. Advisors IV, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO(1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 358,220,855 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 358,220,855 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 358,220,855 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 82.8% (3)
14.	Type of reporting person (see instructions) OO

(1)	288,945,208 of the shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT. 69,275,647 of the shares of Common Stock reported in this filing are issuable to H.I.G. AERT upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2)	H.I.G. Advisors IV, LLC is a general partner of H.I.G. Capital Partners IV, L.P. H.I.G. Capital Partners IV, L.P. holds directly 56.8% of the equity interests of H.I.G. AERT. H.I.G. Advisors IV, LLC may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock, the 273,655,318 shares of Common Stock currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT, and the 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by H.I.G. Advisors IV, LLC that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed by H.I.G. Advisors IV, LLC, except to the extent of its pecuniary interest in the shares of Common Stock.

(3)	Percentage of class is calculated based on an aggregate of 89,631,162 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2014, based on information provided by the Issuer to the Reporting Persons, 273,655,318 shares of Common Stock of the Issuer currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement, and 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	Name of reporting person Bayside Opportunity Advisors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO(1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 358,220,855 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 358,220,855 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 358,220,855 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 82.8% (3)
14.	Type of reporting person (see instructions) OO

(1)	288,945,208 of the shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT. 69,275,647 of the shares of Common Stock reported in this filing are issuable to H.I.G. AERT upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2)	Bayside Opportunity Advisors, LLC is the general partner of Bayside Opportunity Fund, L.P. Bayside Opportunity Fund, L.P. holds directly 29.9% of the equity interests of H.I.G. AERT. Bayside Opportunity Advisors, LLC may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock, the 273,655,318 shares of Common Stock currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT, and the 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Bayside Opportunity Advisors, LLC that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed by Bayside Opportunity Advisors, LLC, except to the extent of its pecuniary interest in the shares of Common Stock.

(3)	Percentage of class is calculated based on an aggregate of 89,631,162 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2014, based on information provided by the Issuer to the Reporting Persons, 273,655,318 shares of Common Stock of the Issuer currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement, and 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	Name of reporting person H.I.G.- GPII, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO(1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 358,220,855 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 358,220,855 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 358,220,855 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 82.8% (3)
14.	Type of reporting person (see instructions) CO

(1)	288,945,208 of the shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT. 69,275,647 of the shares of Common Stock reported in this filing are issuable to H.I.G. AERT upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2)	H.I.G.- GPII, Inc. is the manager of each of H.I.G. Advisors IV, LLC and Bayside Opportunity Advisors, LLC, which are general partners of each of H.I.G. Capital Partners IV, L.P. and Bayside Opportunity Fund, L.P., respectively. H.I.G. Capital Partners IV, L.P. and Bayside Opportunity Fund, L.P. hold directly 56.8% and 29.9%, respectively, of the equity interests of H.I.G. AERT. H.I.G.- GPII, Inc. may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock, the 273,655,318 shares of Common Stock currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT, and the 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by H.I.G.- GPII, Inc. that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed by H.I.G.- GPII, Inc., except to the extent of its pecuniary interest in the shares of Common Stock.

(3)	Percentage of class is calculated based on an aggregate of 89,631,162 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2014, based on information provided by the Issuer to the Reporting Persons, 273,655,318 shares of Common Stock of the Issuer currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement, and 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	Name of reporting person Sami W. Mnaymneh
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO(1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 358,220,855 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 358,220,855 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 358,220,855 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 82.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	288,945,208 of the shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT. 69,275,647 of the shares of Common Stock reported in this filing are issuable to H.I.G. AERT upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2)	Mr. Mnaymneh is the co-president and director of H.I.G.- GPII, Inc. and may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock, the 273,655,318 shares of Common Stock currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT, and the 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Mnaymneh that he is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by Mr. Mnaymneh, except to the extent of his pecuniary interest in the shares of Common Stock.

(3)	Percentage of class is calculated based on an aggregate of 89,631,162 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2014, based on information provided by the Issuer to the Reporting Persons, 273,655,318 shares of Common Stock of the Issuer currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement, and 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	Name of reporting person Anthony A. Tamer
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO(1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 358,220,855 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 358,220,855 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 358,220,855 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 82.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	288,945,208 of the shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT. 69,275,647 of the shares of Common Stock reported in this filing are issuable to H.I.G. AERT upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2)	Mr. Tamer is the co-president and director of H.I.G.- GPII, Inc. and may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock, the 273,655,318 shares of Common Stock currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT, and the 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tamer that he is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by Mr. Tamer, except to the extent of his pecuniary interest in the shares of Common Stock.

(3)	Percentage of class is calculated based on an aggregate of 89,631,162 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2014, based on information provided by the Issuer to the Reporting Persons, 273,655,318 shares of Common Stock of the Issuer currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement, and 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

All information in this Amendment No. 2 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 2 to Schedule 13D is being filed by H.I.G. AERT, LLC, H.I.G. Capital Partners IV, L.P., Bayside Opportunity Fund, L.P., H.I.G. Advisors IV, LLC, Bayside Opportunity Advisors, LLC, H.I.G.- GPII, Inc., Sami W. Mnaymneh and Anthony A. Tamer pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by H.I.G. AERT, LLC, H.I.G. Capital Partners IV, L.P., Bayside Opportunity Fund, L.P., H.I.G. Advisors IV, LLC, Bayside Opportunity Advisors, LLC, H.I.G.- GPII, Inc., Sami W. Mnaymneh and Anthony A. Tamer with the Securities and Exchange Commission on March 22, 2011, as amended by Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on February 23, 2012 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

ITEM 2.	Identity and Background.

The disclosure in Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by H.I.G. AERT, LLC, a Delaware limited liability company (“H.I.G. AERT”), H.I.G. Capital Partners IV, L.P., a Delaware limited partnership (“H.I.G. Capital Partners IV”), Bayside Opportunity Fund, L.P., a Delaware limited partnership (“Bayside Opportunity Fund, L.P.”), H.I.G. Advisors IV, LLC, a Delaware limited liability company (“H.I.G. Advisors IV”), Bayside Opportunity Advisors, LLC, a Delaware limited liability company (“Bayside Opportunity Advisors, LLC”), H.I.G.- GPII, Inc, a Delaware corporation (“H.I.G.- GPII”), Sami W. Mnaymneh and Anthony A. Tamer (together with H.I.G. AERT, H.I.G. Capital Partners IV, H.I.G. Bayside Opportunity Fund, L.P., H.I.G. Advisors IV, Bayside Opportunity Advisors, LLC, H.I.G.- GPII and Sami W. Mnaymneh, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

H.I.G. AERT, LLC

H.I.G. AERT, LLC is a Delaware limited liability company, which was formed for the purpose of holding securities of the Issuer. The principal business address of H.I.G. AERT is located at 500 Boylston Street, Suite 2000, Boston, MA 02116. H.I.G. AERT does not have any directors or executive officers.

H.I.G. Capital Partners IV, L.P.

H.I.G. Capital Partners IV, L.P. is a Delaware limited partnership, whose business is making private equity investments. The principal business address of H.I.G. Capital Partners IV is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. H.I.G. Capital Partners IV holds directly 56.8% of the equity interests of H.I.G. AERT. H.I.G. Capital Partners IV does not have any directors or executive officers.

Bayside Opportunity Fund, L.P.

Bayside Opportunity Fund, L.P. is a Delaware limited partnership, whose business is making investments in distressed securities. The principal business address of Bayside Opportunity Fund, L.P. is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. Bayside Opportunity Fund, L.P. holds directly 29.9% of the equity interests of H.I.G. AERT. Bayside Opportunity Fund, L.P. does not have any directors or executive officers.

H.I.G. Advisors IV, LLC

H.I.G. Advisors IV, LLC is a Delaware limited liability company, whose business is making private equity investments. The principal business address of H.I.G. Advisors IV is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. H.I.G. Advisors IV is the general partner of H.I.G. Capital Partners IV. H.I.G. Advisors IV does not have any directors or executive officers.

Bayside Opportunity Advisors, LLC

Bayside Opportunity Advisors, LLC is a Delaware limited liability company, whose business is making private investments in distressed securities. The principal business address of Bayside Opportunity Advisors, LLC is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. Bayside Opportunity Advisors, LLC is the general partner of Bayside Opportunity Fund, L.P. Bayside Opportunity Advisors, LLC does not have any directors or executive officers.

H.I.G.- GPII, Inc.

H.I.G.- GPII, Inc. is a Delaware corporation whose business is making private equity investments. The principal business address of H.I.G.- GPII is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. H.I.G.- GPII is the manager of H.I.G. Advisors IV and Bayside Opportunity Advisors, LLC.

Information relating to the directors and executive officers of H.I.G.- GPII, Inc. is as follows:

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Sami W. Mnaymneh, Co-President, Director	H.I.G. Capital, LLC 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131	Managing Partner of H.I.G. Capital, LLC	United States

Mr. Anthony A. Tamer, Co-President Director	H.I.G. Capital, LLC 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131	Managing Partner of H.I.G. Capital, LLC	United States

Mr. Richard H. Siegel, Vice President and General Counsel	H.I.G. Capital, LLC 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131	Vice President and General Counsel of H.I.G. Capital, LLC	United States

Sami W. Mnaymneh

The principal occupation of Mr. Mnaymneh is managing partner of H.I.G. Capital, LLC. The business address of Mr. Mnaymneh is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. Mr. Mnaymneh is a U.S. citizen.

Anthony A. Tamer

The principal occupation of Mr. Tamer is managing partner of H.I.G. Capital, LLC. The business address of Mr. Tamer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. Mr. Tamer is a U.S. citizen.

(d) and (e). During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of their directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 4.	Purpose of Transaction.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended by deleting the section entitled “Waiver Letter” in Item 4 and inserting the following language in place thereof:

Waiver Letters

2012 Waiver Letters

On February 22, 2012, H.I.G. AERT delivered a letter to the Issuer (the “2012 Series E Waiver Letter”), pursuant to which H.I.G. AERT acknowledged that the Issuer failed to meet certain leverage ratio and minimum EBITDA requirements for the four fiscal quarters ended December 31, 2011 (the “2012 Specified Events of Default”) under that certain credit agreement, dated as of March 18, 2011, as amended (as so amended, the “Credit Agreement”), by and among the Issuer, H.I.G. AERT and the lenders parties thereto. Each of the 2012 Specified Events of Default constitutes a Triggering Event, which gives H.I.G. AERT the right to require the Issuer to redeem all or any portion of its shares of Series E Preferred Stock in accordance with the terms of the Certificate of Designations. Pursuant to the 2012 Series E Waiver Letter, H.I.G. AERT waived its rights to require the Issuer to redeem all or any portion of its shares of Series E Preferred Stock solely as a result of the 2012 Specified Events of Default. Additionally, in a letter dated February 29, 2012 (the “2012 Credit Agreement Waiver Letter”), H.I.G. AERT waived the 2012 Specified Events of Default and its corresponding rights and remedies under the Credit Agreement arising as a result of the 2012 Specified Events of Default.

2013 Waiver Letters

In a letter dated January 25, 2013 (the “2013 Credit Agreement Waiver Letter”), H.I.G. AERT waived the Issuer’s failure to meet certain leverage ratio requirements for the four fiscal quarters ended December 31, 2012 under the Credit Agreement and waived its corresponding rights and remedies under the Credit Agreement arising as a result of such failure. Additionally, in a letter dated February 20, 2013 (the “2013 Series E Waiver Letter”), H.I.G. AERT acknowledged that the Issuer failed to meet certain leverage ratio and minimum EBITDA requirements for the four fiscal quarters ended December 31, 2012 under the Credit Agreement (the “2013 Specified Events of Default”). Each of the 2013 Specified Events of Default constitutes a Triggering Event, which gives H.I.G. AERT the right to require the Issuer to redeem all or any portion of its shares of Series E Preferred Stock in accordance with the terms of the Certificate of Designations. Pursuant to the 2013 Series E Waiver Letter, H.I.G. AERT waived its rights to require the Issuer to redeem all or any portion of its shares of Series E Preferred Stock solely as a result of the 2013 Specified Events of Default.

2014 Waiver Letters

In a letter dated January 15, 2014 (the “2014 Credit Agreement Waiver Letter”), H.I.G. AERT waived the Issuer’s failure to meet certain leverage ratio requirements for the four fiscal quarters ended December 31, 2013 and the Issuer’s failure to comply with certain maximum capital expenditure requirements under the Credit Agreement (the “2014 Specified Events of Default”), and waived its corresponding rights and remedies under the Credit Agreement arising as a result of the 2014 Specified Events of Default. Additionally, in a letter dated January 15, 2014 (the “2014 Series E Waiver Letter”), H.I.G. AERT acknowledged the 2014 Specified Events of Default, each of which constitutes a Triggering Event and which gives H.I.G. AERT the right to require the Issuer to redeem all or any portion of its shares of Series E Preferred Stock in accordance with the terms of the Certificate of Designations. Pursuant to the 2014 Series E Waiver Letter, H.I.G. AERT waived its rights to require the Issuer to redeem all or any portion of its shares of Series E Preferred Stock solely as a result of the 2014 Specified Events of Default.

Furthermore, in a letter dated January 15, 2014 (the “2014 Interest Waiver Letter”), H.I.G. AERT waived the Issuer’s failure to begin paying cash interest on the Series A Term Loan beginning March 17, 2013 and waived its corresponding rights and remedies under the Credit Agreement arising as a result of such failure. H.I.G. AERT waived such failure until January 1, 2014.

The foregoing descriptions of the Series D Exchange Agreement, the Series E Exchange Agreement, the Voting Agreement, the Registration Rights Agreement, the 2012 Series E Waiver Letter, the 2012 Credit Agreement Waiver Letter, the 2013 Credit Agreement Waiver Letter, the 2013 Series E Waiver Letter, the 2014 Credit Agreement Waiver Letter, the 2014 Series E Waiver Letter and the 2014 Interest Waiver Letter are qualified in their entirety by reference to the full texts of the agreements, which are filed as Exhibits 2-12 to this Amendment No. 2 to Schedule 13D and incorporated herein by reference.

The shares of Common Stock covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the shares of Common Stock, the Issuer’s operations, assets, prospects and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Board of Directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase shareholder value. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, H.I.G. AERT beneficially owns: (i) 15,289,890 shares of Common Stock, (ii) 273,655,318 shares of Common Stock currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock, and (iii) 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. H.I.G. Capital Partners IV and Bayside Opportunity Fund, L.P. each hold directly 56.8% and 29.9%, respectively, of the equity interests of H.I.G. AERT. H.I.G. Advisors IV is the general partner of H.I.G. Capital Partners IV. Bayside Opportunity Advisors, LLC is the general partner of Bayside Opportunity Fund, L.P. H.I.G.- GPII. is the manager of each of H.I.G. Advisors IV and Bayside Opportunity Advisors, LLC. Sami W. Mnaymneh and Anthony A. Tamer are co-presidents and directors of H.I.G.- GPII. H.I.G. Capital Partners IV, Bayside Opportunity Fund, L.P., H.I.G. Advisors IV, Bayside Opportunity Advisors, LLC, H.I.G.- GPII, Sami W. Mnaymneh and Anthony A. Tamer may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock owned by H.I.G. AERT, the 273,655,318 shares of Common Stock of the Issuer currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock and the 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. Other than H.I.G. AERT, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each of the Reporting Person, other than H.I.G. AERT, disclaims beneficial ownership of the shares of Common Stock, except to the extent of its or his pecuniary interest in the shares of Common Stock.

For purposes of this Schedule 13D, the Reporting Persons based the number of outstanding shares of Common Stock of the Issuer on an aggregate of 89,631,162 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2014, based on information provided by the Issuer to the Reporting Persons, 273,655,318 shares of Common Stock currently issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement, and 69,275,647 shares of Common Stock issuable upon conversion of $5,195,674 dividends accrued on shares of Series E Preferred Stock. The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

(b) H.I.G. AERT, LLC:

(1) Sole Voting Power: 358,220,855

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 358,220,855

(4) Shared Dispositive Power: 0

H.I.G. Capital Partners IV, L.P.:

(1) Sole Voting Power: 358,220,855

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 358,220,855

(4) Shared Dispositive Power: 0

Bayside Opportunity Fund, L.P.:

(1) Sole Voting Power: 358,220,855

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 358,220,855

(4) Shared Dispositive Power: 0

H.I.G. Advisors IV, LLC:

(1) Sole Voting Power: 358,220,855

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 358,220,855

(4) Shared Dispositive Power: 0

Bayside Opportunity Advisors, LLC:

(1) Sole Voting Power: 358,220,855

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 358,220,855

(4) Shared Dispositive Power: 0

H.I.G. – GPII, Inc.:

(1) Sole Voting Power: 358,220,855

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 358,220,855

(4) Shared Dispositive Power: 0

Sami W. Mnaymneh:

(1) Sole Voting Power: 358,220,855

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 358,220,855

(4) Shared Dispositive Power: 0

Anthony A. Tamer:

(1) Sole Voting Power: 358,220,855

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 358,220,855

(4) Shared Dispositive Power: 0

(c) The information in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to Be Filed as Exhibits.

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 1*	Joint Filing Agreement, dated as of March 22, 2011, by and among H.I.G. AERT, LLC, H.I.G. Capital Partners IV, L.P., H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Advisors IV, LLC, H.I.G. Bayside Advisors II, LLC, H.I.G.- GPII, Inc, Sami W. Mnaymneh and Anthony A. Tamer.

Exhibit 2*	Series D Preferred Stock Exchange Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

Exhibit 3*	Securities Exchange Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

Exhibit 4*	Voting Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

Exhibit 5*	Registration Rights Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

Exhibit 6+	Letter, dated as of February 22, 2012, from H.I.G. AERT, LLC to Advanced Environmental Recycling Technologies, Inc.

Exhibit 7	H.I.G. Waiver of Default dated February 29, 2012.

Exhibit 8	H.I.G Waiver of Default dated January 25, 2013.

Exhibit 9	H.I.G. Waiver of Triggering Event dated February 20, 2013.

Exhibit 10	Waiver of Default – H.I.G. Credit Agreement dated January 15, 2014.

Exhibit 11	Waiver of “Special Events Defaults” per Series E Convertible Preferred Stock Rights dated January 15, 2014.

Exhibit 12	Waiver of “Special Events Defaults” per Series A Term Loan Interest dated January 15, 2014.

*	Incorporated by reference to the exhibits to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 22, 2011.
+	Incorporated by reference to the exhibit to the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 23, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2015	H.I.G. AERT, LLC

	By:	H.I.G. Capital Partners IV, L.P.
	Title:	Member

	By:	H.I.G. Advisors IV, LLC
	Title:	General Partner

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: February 26, 2015	H.I.G. Capital Partners IV, L.P.

	By:	H.I.G. Advisors IV, LLC
	Title:	General Partner

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: February 26, 2015	Bayside Opportunity Fund, L.P.

	By:	Bayside Opportunity Advisors, LLC
	Title:	General Partner

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: February 26, 2015	H.I.G. Advisors IV, LLC

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: February 26, 2015	Bayside Opportunity Advisors, LLC

	By:	H.I.G.- GPII, Inc.
	Title:	Manager

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: February 26, 2015	H.I.G.- GPII, Inc.

	By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Dated: February 26, 2015	Sami W. Mnaymneh

/s/ Sami W. Mnaymneh

Dated: February 26, 2015	Anthony A. Tamer

/s/ Anthony A. Tamer